Confidential Treatment is requested by Warren Resources, Inc. pursuant to 17 C.F.R. 200.83

FOIA Confidential Treatment Requested

WILLIAMSON PETROLEUM CONSULTANTS, INC.

TEXAS REGISTERED ENGINEERING FIRM F-81

303 VETERANS AIRPARK LANE, SUITE 1100

MIDLAND, TEXAS 79705

PHONE: 432-685-6100

FAX: 432-685-3909

E-MAIL: WPC@WPC-INC.COM

September 10, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention Mr. Ronald Winfrey

Gentlemen:

Subject:       WTU Review

Williamson Project 9.9320

[Note- The information redacted from this letter has been provided as confidential supplemental information in a separate letter addressed to Mr. Ronald Winfrey dated even date herewith requesting confidential treatment of such information pursuant to Rule 83 (17 C.F.R. 200.83) and applicable regulations of the Commission Act of 1934 and Rule 101(c)(2) of Regulation S-T (the “Confidential Submission”).]

Following are the three questions asked during our telephone conversation on September 8, 2009 relative to the Upper Terminal Zone in the Wilmington Townlot Unit (WTU) and our responses to these questions.

1.              How did oil prices affect the WTU Upper Terminal proved undeveloped drilling program?

As stated in the Form 10-K of Warren Resources, Inc. for December 31, 2008, “a significant portion of our future oil projects are uneconomic at this time”.

[redacted]

2.              Has over injection of water occurred historically in the Upper Terminal and what is the effect?

[redacted]

3.     Were downtime estimates considered in our peak production projection rate?

Yes, our reserve report is based on normal operations which include downtime.

[redacted]

If you need any additional information, I can be reached at 432-685-6110 or Mr. Ken Gobble with Warren Resources Inc. can be reached at 307-237-0864.

Yours very truly,

WILLIAMSON PETROLEUM CONSULTANTS, INC.

/s/ Roy C. Williamson, Jr.

Roy C. Williamson, Jr. , P.E.

RCW/RCH/thb

Attachments

Williamson Petroleum Consultants, Inc.
F-81